EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Quarter ended
	March 27, 2009	March 21, 2008
Income (loss) from continuing operations before income taxes	$(91)	$55
Add (deduct):
Fixed charges	104	100
Capitalized interest	(3)	(3)
Amortization of capitalized interest	1	1
Equity in losses related to certain 50% or less owned affiliates	3	—
Distributions from equity investments	—	2
Dividends on preferred stock	(2)	(2)

Adjusted earnings	$12	$153

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$87	$83
Capitalized interest	3	3
Dividends on preferred stock	2	2
Portion of rents representative of the interest factor	12	12

Total fixed charges and preferred stock dividends	$104	$100

Ratio of earning to fixed charges and preferred stock dividends	—	1.5
Deficiency of earnings to fixed charges and preferred stock dividends	$(92)	$—